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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CRITICAL THERAPEUTICS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
22674T 10 5
(CUSIP Number)
LUKE EVNIN
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
FEBRUARY 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: MPM BioVentures II-QP, L.P

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,722,072 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,722,072 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,722,072 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.46%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”), MPM Asset Management II LLC (“AM LLC”), Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 129,181 shares of common stock exercisable within 60 days of February 13, 2007.
(3) This percentage is calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: MPM BioVentures II, L.P

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		300,389 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		300,389 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

300,389 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.71%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”), MPM Asset Management II LLC (“AM LLC”), Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 14,256 shares of common stock exercisable within 60 days of February 13, 2007.
(3) This percentage is calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: MPM Asset Management Investors 2001 LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		56,523 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		56,523 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

56,523 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.13%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”), MPM Asset Management II LLC (“AM LLC”), Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 2,682 shares of common stock exercisable within 60 days of February 13, 2007.
(3) This percentage is calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Germany

	7	SOLE VOTING POWER:

NUMBER OF		958,498 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		958,498 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

958,498 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.28%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”), MPM Asset Management II LLC (“AM LLC”), Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 45,487 shares of common stock exercisable within 60 days of February 13, 2007.
(3) This percentage is calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: MPM Asset Management II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,037,482 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,037,482 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,037,482 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.57%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”), MPM Asset Management II LLC (“AM LLC”), Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 129,181 shares of common stock held by BVQP, warrants to purchase 14,256 shares of common stock held by BV., warrants to purchase 2,682 shares of common stock held by AM and warrants to purchase 45,487 shares of common stock held by KG. Such warrants are exercisable within 60 days of February 13, 2007.
(3) This percentage is calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: MPM Asset Management II LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,037,482 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,037,482 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,037,482 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.57%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”), MPM Asset Management II LLC (“AM LLC”), Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 129,181 shares of common stock held by BVQP, warrants to purchase 14,256 shares of common stock held by BV., warrants to purchase 2,682 shares of common stock held by AM and warrants to purchase 45,487 shares of common stock held by KG. Such warrants are exercisable within 60 days of February 13, 2007.
(3) This percentage is calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: Luke Evnin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		7,226

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,037,482 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,226

WITH	10	SHARED DISPOSITIVE POWER:

4,037,482 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,044,708 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.57%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”), MPM Asset Management II LLC (“AM LLC”), Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 129,181 shares of common stock held by BVQP, warrants to purchase 14,256 shares of common stock held by BV, warrants to purchase 2,682 shares of common stock held by AM and warrants to purchase 45,487 shares of common stock held by KG. Such warrants are exercisable within 60 days of February 13, 2007. AM II and AM LLC are the direct and indirect general partners of BVQP, BV and KG. The reporting person is a member of AM II and AM.
(3) This percentage is calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: Ansbert Gadicke

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,037,482 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,037,482 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,037,482 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.57%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”), MPM Asset Management II LLC (“AM LLC”), Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 129,181 shares of common stock held by BVQP, warrants to purchase 14,256 shares of common stock held by BV, warrants to purchase 2,682 shares of common stock held by AM and warrants to purchase 45,487 shares of common stock held by KG. Such warrants are exercisable within 60 days of February 13, 2007. AM II and AM LLC are the direct and indirect general partners of BVQP, BV and KG. The reporting person is a member of AM II and AM.
(3) This percentage is calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: Kurt Wheeler

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		452

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,037,482 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		452

WITH	10	SHARED DISPOSITIVE POWER:

4,037,482 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,037,934 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.57%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”), MPM Asset Management II LLC (“AM LLC”), Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 129,181 shares of common stock held by BVQP, warrants to purchase 14,256 shares of common stock held by BV, warrants to purchase 2,682 shares of common stock held by AM and warrants to purchase 45,487 shares of common stock held by KG. Such warrants are exercisable within 60 days of February 13, 2007. AM II and AM LLC are the direct and indirect general partners of BVQP, BV and KG. The reporting person is a member of AM II and AM.
(3) This percentage is calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: Michael Steinmetz

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,037,482 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,037,482 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,037,482 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.57%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”), MPM Asset Management II LLC (“AM LLC”), Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 129,181 shares of common stock held by BVQP, warrants to purchase 14,256 shares of common stock held by BV, warrants to purchase 2,682 shares of common stock held by AM and warrants to purchase 45,487 shares of common stock held by KG. Such warrants are exercisable within 60 days of February 13, 2007. AM II and AM LLC are the direct and indirect general partners of BVQP, BV and KG. The reporting person is a member of AM II and AM.
(3) This percentage is calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: Nicholas Galakatos

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		674

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,051,937 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		674

WITH	10	SHARED DISPOSITIVE POWER:

4,051,937 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,052,611 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.60%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P. (“BVQP”), MPM BioVentures II, L.P. (“BV”), MPM Asset Management Investors 2001 LLC (“AM”), MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“KG”), MPM Asset Management II, L.P. (“AM II”), MPM Asset Management II LLC (“AM LLC”), Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes warrants to purchase 129,181 shares of common stock held by BVQP, warrants to purchase 14,256 shares of common stock held by BV, warrants to purchase 2,682 shares of common stock held by AM and warrants to purchase 45,487 shares of common stock held by KG. Such warrants are exercisable within 60 days of February 13, 2007. AM II and AM LLC are the direct and indirect general partners of BVQP, BV and KG. The reporting person is a member of AM II and AM. Also includes 14,166 shares issuable upon exercise of options within 60 days of February 13, 2007 and 289 shares held by AAG Peakham, of which the reporting person is a member.
(3) This percentage is calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.

     The following constitutes Amendment No. 1 to Schedule 13D filed by the undersigned (the “Schedule 13D/A”). This Schedule 13D/A is being filed by the MPM Entities to report the pro-rata distributions of securities beneficially owned by the MPM Entities to their respective limited and general partners, and in the case of certain of the MPM Entities, the receipt of shares via such distributions, as described in Item 5 below. Accordingly, the number of securities beneficially owned by the MPM Entities has decreased. The Schedule 13D/A is amended as follows and except as otherwise provided herein, all items of the Schedule 13D, as amended, remain unchanged.
Item 4.      Purpose of Transaction
“Item 4.     Purpose of Transaction” of the Schedule 13D is hereby amended by adding the following to the end thereof:
On February 13, 2007, the MPM Entities distributed pro-rata to their respective limited and general partners an aggregate of 1,000,000 shares of the Issuer’s Common Stock. MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2001 LLC and MPM BioVentures, GmbH & Co. Parallel-Beteilgungs KG distributed 674,200, 74,400, 14,000 and 237,400 shares of the Issuer’s Common Stock, respectively.
Item 5.     Interest in Securities of the Issuer
“Item 5. Interest in Securities of the Issuer” is hereby amended and restated in its entirety as follows:
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of February 16, 2007:

	Shares	Warrants		Shared	Sole	Shared		Percentage
	Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	of Class
MPM Entity	Shares	Directly	Power	Power	Power	Power	Ownership	(2)
MPM BioVentures II-QP, L.P.	2,592,891	129,181	2,722,072	0	2,722,072	0	2,722,072	6.46%
MPM BioVentures II, L.P.	286,133	14,256	300,389	0	300,389	0	300,389	0.71%
MPM Asset Management Investors 2001 LLC	53,841	2,682	56,523	0	56,523	0	56,523	0.13%
MPM BioVentures GmbH & Co. Parallel-Beteiligung s KG	913,011	45,487	958,498	0	958,498	0	958,498	2.28%
MPM Asset Management II, L.P.(1)	0	0	0	4,037,482	0	4,037,482	4,037,482	9.57%
MPM Asset Management II LLC(1)	0	0	0	4,037,482	0	4,037,482	4,037,482	9.57%
Luke Evnin(1)	7,226	0	7,226	4,037,482	7,226	4,037,482	4,044,708	9.58%
Ansbert Gadicke(1)	0	0	0	4,037,482	0	4,037,482	4,037,482	9.57%
Kurt Wheeler(1)	452	0	452	4,037,482	452	4,037,482	4,037,934	9.57%
Michael Steinmetz(1)	0	0	0	4,037,482	0	4,037,482	4,037,482	9.57%
Nicholas Galakatos(1)(3)	674	0	674	4,051,937	674	4,051,937	4,052,611	9.60%
(1)	MPM Asset Management II, L.P. and MPM Asset Management II LLC own no securities of the Issuer directly. MPM Asset Management II, L.P. and MPM Asset Management II LLC are the direct and indirect general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P. and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG. Luke Evnin, Ansbert Gadicke, Kurt Wheeler, Michael Steinmetz and Nicholas Galakatos are members of AM II and AM.
(2)	These percentages are calculated based upon 42,005,535 shares of the Issuer’s common stock outstanding (as of November 7, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2006.
(3)	Includes 14,166 shares issuable upon exercise of options within 60 days of February 13, 2007 and 289 shares held by AAG Peakham, of which the reporting person is a member.
Item 7.     Material to Be Filed as Exhibits
A.  Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated June 6, 2005 (Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 7, 2005 (SEC File No. 000-50767)).
B.  Agreement regarding filing of joint Schedule 13D/A.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2007

MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P., its General Partner

By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P., its General Partner

By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

MPM Asset Management Investors 2001 LLC

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P., in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

MPM Asset Management II, L.P.

By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

MPM Asset Management II LLC

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

/s/ Luke Evnin Luke Evnin

/s/ Ansbert Gadicke Ansbert Gadicke

/s/ Kurt Wheeler Kurt Wheeler

/s/ Michael Steinmetz Michael Steinmetz

/s/ Nicholas Galakatos Nicholas Galakatos
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM
BioVentures II, L.P., MPM Asset Management Investors 2001 LLC, and MPM BioVentures GmbH & Co.
Parallel-Beteiligungs KG
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM
BioVentures II, L.P., MPM Asset Management Investors 2001 LLC, and MPM BioVentures GmbH & Co.
Parallel-Beteiligungs KG
Citizenship: USA
Nikolas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM
BioVentures II, L.P., MPM Asset Management Investors 2001 LLC, and MPM BioVentures GmbH & Co.
Parallel-Beteiligungs KG
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM
BioVentures II, L.P., MPM Asset Management Investors 2001 LLC, and MPM BioVentures GmbH & Co.
Parallel-Beteiligungs KG
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM
BioVentures II, L.P., MPM Asset Management Investors 2001 LLC, and MPM BioVentures GmbH & Co.
Parallel-Beteiligungs KG
Citizenship: USA

EXHIBIT INDEX
A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated June 6, 2005 (Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 7, 2005 (SEC File No. 000-50767)).
B. Agreement regarding filing of joint Schedule 13D/A.

Exhibit B
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached amendment No. 1 to Schedule 13D (and any amendments thereto) relating to the common stock of Critical Therapeutics, Inc. is filed on behalf of each of the undersigned.
Date: February 20, 2007

MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P., its General Partner

By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P., its General Partner

By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

MPM Asset Management Investors 2001 LLC

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P., in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

MPM Asset Management II, L.P.

By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

MPM Asset Management II, LLC

By:	/s/ Luke Evnin

Name: Luke Evnin Title: Investment Manager

/s/ Luke Evnin Luke Evnin

/s/ Ansbert Gadicke Ansbert Gadicke

/s/ Kurt Wheeler Kurt Wheeler

/s/ Michael Steinmetz Michael Steinmetz

/s/ Nicholas Galakatos Nicholas Galakatos